Mail Stop 3561

October 25, 2006

Via Fax [303-790-4780] & U.S. Mail

Mr. Trent Carman
Air Methods Corporation
7301 South Peoria
Englewood, Colorado 80112

   Re: Air Methods Corporation
     Form 10-K for the year ended December 31, 2005
     Filed March 16, 2006
     File No. 000-16079

Dear Mr. Carman:

   We have reviewed your response letter dated October 16, 2006 and have the following comment. We think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Item 8 – Financial Statements
Financial statements for the year ended December 31, 2005
Note (1) Summary of significant accounting policies
Revenue recognition and uncollectible receivables, page F-13

1.   We note your response to our previous comment number two, which stated that you have relied on the AICPA's Audit and Accounting Guide, Health Care Organizations for determining your revenue recognition policy. However, such Guide applies to organizations whose principal operations consist of providing or agreeing to provide health care services and that derive all or almost all of their revenues from the sale of related goods or services. In this regard, the information provided in note 11 (page F-28) indicates that your Hospital-Based Model (HBM) segment accounted for 30% of your total revenues and 71% of your net income in 2005. Further, this segment provides aircraft operation and maintenance services. In addition, your primary business of providing air medical transportation services appears to be comprised of both health care services and transportation services, with a significant portion being attributable to the transportation element of that business. As a result, it seems likely that a substantial portion of your revenues are derived from transportation services. Therefore, we believe that all or almost all of your revenues are not generated from health care services, thus placing you outside the scope of the Guide for Health Care Organizations. Please revise your financial statements to bring them into conformity with the guidance on revenue recognition as set forth in SAB 101 and SAB 104.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

                                        Sincerely,

                                        David R. Humphrey
                                        Accounting Branch Chief